United States securities and exchange commission logo





                              February 25, 2021

       Jordan Vogel
       Co-Chief Executive Officer
       Property Solutions Acquisition Corp. II
       654 Madison Avenue, Suite 1009
       New York, NY 10065

                                                        Re: Property Solutions
Acquisition Corp. II
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 19,
2021
                                                            File No. 333-252763

       Dear Mr. Vogel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2021 letter.

       Form S-1/A1 filed February 19, 2021

       Cover Page
       Calculation of Registration Fee, page 0

   1. We note within the table that each unit is described as consisting of one share of Class A common stock and 1/3,
instead of 1/4, of a redeemable warrant. Please revise.
       Risk Factors
       Our warrant agreement will designate the courts of the State of New York..., page 45

   2. We note your revised disclosure that the exclusive forum provision in your warrant agreement will not
apply to suits brought to enforce any liability or duty created by the
                                                        Exchange Act or any
other claim for which the federal district courts are the sole and
 Jordan Vogel
Property Solutions Acquisition Corp. II
February 25, 2021
Page 2
       exclusive forum. Please also ensure that the provision in the warrant agreement states this clearly. In that regard, we note that you have not revised the form of warrant agreement filed as Exhibit 4.4. Refer to prior comment 4.
Management, page 93

3. Please revise to clarify whether Messrs. Amsterdam, Savar and Abush are current directors. In that regard, we note that such individuals are identified in your prospectus as current directors, but also note that blanks remain in the prospectus as to their board service. We also note that they have not signed the registration statement, and that they have each consented to being named in the registration statement as a director nominee.
Description of Securities
Securities Eligible for Future Sale , page 121

4. Please clarify how you determined that immediately after this offering, you will have
       40,773,334 shares of Class A common stock (or 46,810,833 shares of Class A common
       stock if the underwriters    over-allotment option is exercised in full)
issued and
       outstanding on an as-converted basis.
Exhibits

5. Please obtain and file a revised legality opinion that opines on the legality of the common stock underlying the warrants included as part of the units. In that regard, we note that you have included such common stock in the fee table. In addition, please ensure that such opinion accurately describes such warrants. For example, we note that the opinion references one-third of one redeemable warrant, but the prospectus references one-fourth of one redeemable warrant.
       You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff
Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202)
551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameJordan Vogel
                                                             Division of
Corporation Finance
Comapany NameProperty Solutions Acquisition Corp. II
                                                             Office of Energy &
Transportation
February 25, 2021 Page 2
cc:       Dan J. Espinoza
FirstName LastName